Morgan, Lewis & Bockius LLP One Federal Street Boston, MA 02110-1726 Tel. +1.617.341.7700 Fax: +1.617.341.7701 www.morganlewis.com

December 9, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, NE
Washington, DC 20549
Attention: Suzanne Hayes

Re:                             Rhythm Pharmaceuticals, Inc.
Amendment to
Draft Registration Statement on Form S-1
Submitted October 13, 2015
SEC File No. 377-01174

Ladies and Gentlemen:

On behalf of Rhythm Pharmaceuticals, Inc. (the “Company”), we submit this letter and the following information in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 9, 2015, relating to the Company’s Draft Registration Statement on Form S-1 (SEC File No. 377-01174) submitted confidentially to the Commission on October 13, 2015 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR an amended Registration Statement on Form S-1 (the “Amendment”). We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement, together with the materials indicated in our responses below as being supplementally provided herewith. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures and to provide updated financial information for the period ending September 30, 2015.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter.  The Staff’s comments are presented in italics and are

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followed by the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

Prospectus Summary

Overview, page 1

1.              Please modify your description of the lack of effective or approved treatments for PWS wherever applicable to note that the FDA has approved the use of human growth hormone for children suffering from this indication.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 2 and 80 of the Amendment.

2.              Where you discuss the use of setmelanotide as a treatment for PWS-related obesity and hyperphagia, please briefly explain the impact of being designated an orphan drug. Similarly, please clarify the term “ultra-orphan disease” used in reference to POMC deficiency.

Response:

In response to this comment, the Company has revised its disclosure, Please see pages 2, 3 and 80 of the Amendment.

3.              Please note in this summary and the risk factor concerning product development on page 16 that the Phase 2 clinical trial in POMC deficiency has only enrolled one patient to date.

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Response:

In response to this comment, the Company has revised its disclosure, which has been updated to reflect that two patients are presently enrolled in the POMC deficiency Phase 2 clinical trial.  Please see pages 3, 16 and 80 of the Amendment.

4.              Where you reference the previous clinical trials that enrolled over 200 patients, please note here and in the risk factor on page 16 that those trials did not demonstrate statistically significant results when setmelanotide was administered using continuous infusion, and that this led you to rely upon daily subcutaneous infusion as the sole delivery method.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 16 to reflect the fact that not all of the Company’s clinical trials demonstrated statistically significant weight loss. However, the Company advises the Staff that the fact that the 12-week trial in which patients were administered setmelanotide using continuous subcutaneous (SC) infusion as the sole delivery method did not demonstrate statistically significant weight loss, did not lead the Company to rely on daily SC injection as the delivery method in later trials.

The Company had been planning the switch from continuous SC infusion, which the Company considered a method of administration only suitable for proof of concept trials, to a once daily SC injection administration.  Once daily SC injection administration had been a focus for the Company for almost 5 years, and the Company planned to use this method regardless of the results of the continuous SC infusion trial.

5.              In your discussion of the use of setmelanotide for the treatment of obesity and hyperphagia in POMC deficiency and certain other indications, you state that you intend to pursue an accelerated path to approval. Please elaborate on the “accelerated path” you are referring to, including whether you intend to seek orphan drug or breakthrough therapy designations for this indication.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 2, 3, 4, 80, 81 and 87 of the Amendment. The Company supplementally advises the Staff that it has not made a determination as to whether it will seek breakthrough therapy designation.

6.              Please revise your disclosure in the Summary, and particularly when you first introduce a scientific concept or a disease target, to provide an explanation of the scientific concept that is accessible for a reader who may lack scientific training. For instance, on page 1 you discuss how MC4 deficiency may be a contributing factor in obese patients,

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December 9, 2015

particularly patients suffering from PWS or POMC who have MC4 deficiencies. Please revise this section to explain how MC4 deficiency may cause a patient to become obese, for instance because the body does not receive normal satiety signals. Similarly, please explain how setmelanotide works to remediate the MC4 deficiency.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 1, 3 and 80 of the Amendment. The Company supplementally advises the Staff that a more detailed description of deficiencies in the MC4 pathway is contained in the Business section of the Registration Statement on page 79.

7.              At first use, please define the following terms or concepts:

•                  “energy homeostasis;”

•                  “upstream” defects or deficiencies;

•                  “heterozygous deficiency;” and

•                  “LepR deficiency.”

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 3, 4 and 80 of the Amendment.

Corporate Restructuring, page 12

8.              Please indicate here, and wherever applicable in your Business section, which entity filed an Investigational New Drug Application for setmelanotide and approximately when that filing was made with the FDA. Please also indicate which entity has conducted or is conducting, as applicable, the clinical trials performed to date on setmelanotide.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 6 and 12 of the Amendment. The Company advises the Staff that it believes there is no corresponding disclosure in the Business section that should be updated to reflect this information.

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Risk Factors

Risks Related to the Development of Our Product Candidates

“The number of patients suffering from each of the MC4 pathway deficiencies we are targeting is small . . .,” page 17

9.              Please remove the cross reference to this risk factor at the end of this page, as it appears to be there in error.

Response:

In response to this comment, the Company has revised its disclosure. Please see page 17 of the Amendment.

“Changes in regulatory requirements, FDA guidance or unanticipated events during our clinical trial of setmelanotide may occur . . .,” page 20

10.       Please amend this risk factor to briefly explain what the PRO and ORO questionnaires are. Please make similar changes to your disclosure regarding the regulatory review process.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 20 and 106 of the Amendment.

“Our product candidates may cause additional side effects . . .,” page 21

11.       Here, and in your disclosure on page 93, please identify the clinical trial that resulted in the serious adverse event and quantify, and briefly describe, the adverse events you have identified in your clinical testing to date.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 22 and 98 of the Amendment.

Risks Related to Employee Matters and Managing Growth

“Following consummation of this offering, our executive officers intend to provide consulting services to the Relamorelin Company . . .,” page 44

12.       Please indicate, to the best of your knowledge, how much time, if any, these executive officers currently devote to the Relamorelin Company and approximately how much time they will be contractually obligated to spend on their consulting services once the agreements are in place. Please make similar changes to your disclosure on page 117.

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December 9, 2015

Response:

In response to this comment, the Company has revised its disclosure.  Please see pages 12, 44, 65 and 123 of the Amendment.

“The indirect ownership of our executive officers . . .,” page 44

13.       Please revise this section to identify all directors who will continue to have an ownership interest in Relamorelin (or its successor Motus Therapeutics) after the offering.

Response:

In response to this comment, the Company has revised its disclosure. Please see pages 44 and 45 of the Amendment.

Use of Proceeds, page 55

14.       Please amend this disclosure to separate the amount of offering proceeds you intend to allocate toward development of setmelanotide as a treatment for Prader-Willi Syndrome from the amount intended for its development as a treatment for POMC deficiency obesity.

Response:

In response to this comment, the Company has revised its disclosure.  Please see pages 8 and 56 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based compensation, page 67

15.       We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

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December 9, 2015

Response:

The Company acknowledges the Staff’s comment and will provide this analysis once an estimated offering price is available.

Business

General

16.       We note your discussion in the risk factor on page 17, and again in the Market and Other Data section on page 42 regarding the limited information on the number of patients who may be impacted by PWS and POMC. Please revise your disclosure in this section to discuss in greater detail the difficulty in identifying the number of possible patients, your efforts to provide more specificity and management’s view of whether those efforts are statistically valid in estimating the number of patients who might be impacted by the diseases that your therapies are targeting.

Response:

In response to this comment, the Company has revised its disclosure.  Please see pages 17 and 54 of the Amendment.

Overview, page 75

17.       Please describe the consultations with the FDA you reference on page 76, including the approximate dates of any meetings and the guidance, if any, you received in each one.

Response:

In response to this comment and to comment no. 5, the Company has revised its disclosure. Please see pages 2 and 80 of the Amendment. The Company supplementally advises the Staff that, in a general guidance meeting with the FDA review staff in 2013, following the opening of the Company’s IND for the development of setmelanotide, the FDA provided the Company with general principles to follow in designing clinical studies for drugs intended for use in obese patients, including principles for supporting the need for an indication targeted to a specific population.  In mid-2015, the Company received further guidance from the FDA review staff in a meeting to discuss clinical endpoints and trial design strategies for the study of setmelanotide in patients diagnosed with Prader-Willi Syndrome and in patients with a demonstrated deficiency in the leptin-POMC-MC4R hypothalamic pathway. The FDA noted its experience in applying regulatory flexibility for drugs intended to treat rare diseases.  With respect to the number of patients that will have to be enrolled in Phase 3 studies, the FDA stated that, although the determination

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December 9, 2015

will depend in part on safety and efficacy data obtained during Phase 2, the FDA will take into account factors related to particular patient populations, such as the prevalence and severity of the disease. The FDA also indicated that it would exercise flexibility regarding the timing of certain preclinical toxicology testing.

Market Overview, page 78

18.       Please explain on page 78 what a “hypothalamic pathway” is.

Response:

In response to this comment, the Company has revised its disclosure.  Please see page 83 of the Amendment.

Setmelanotide: A First-in-Class Phase 2 MC4R Agonist, page 83

19.       In the table on page 84, please change the clinical trial phase for POMC heterozygous deficiency and LepR deficiency from Phase 2 to Phase 1. Your disclosure should reflect the actual, and not the anticipated, clinical status of your product candidate for all its indications.

Response:

The Company acknowledges the Staff’s comment. The Company advises the Staff that it would be incorrect to refer to the clinical trial phase of the POMC heterozygous deficiency and LepR deficiency as Phase 1. Efficacy trials in a patient population are, by their nature, Phase 2 trials. Phase 1 trials, on the other hand, are trials with generally healthy subjects to determine, at an early stage, a drug’s initial safety profile. Thus, trials that enroll patients with POMC heterozygous deficiency and LepR deficiency will never be in a Phase 1 stage; they will initiate as Phase 2 trials. The Company acknowledges that patients have yet to be enrolled in the POMC heterozygous deficiency and LepR deficiency clinical trials referred to in the chart on page 84. However, the Company has undertaken several major steps toward commencing these trials, including the identification of patients and clinical trial sites, developing protocols to allow for treatment of the patients to be enrolled in the clinical trials, interacting with regulatory agencies, and preparing a budget for the clinical trial. The Company believes that its progress toward beginning these clinical trials have prepared it to begin treating patients during first half of 2016, as indicated in the chart on page 88 of the Amendment.

Because it would be inaccurate to refer to the POMC heterozygous deficiency and LepR deficiency clinical trials as being in Phase 1 and because the Company believes, based on

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its efforts to date that it will begin treating patients during the first half of 2016, the Company believes that the information contained on the chart on page 84 contains information that accurately conveys the status of its clinical trials in a manner that is useful to potential investors. Accordingly, the Company has not made changes to its disclosure in the Amendment to respond to the Staff’s comment.

20.       Where you discuss the Phase 2 clinical trials currently underway, please indicate the p-values for each that you are using to measure statistical significance, and the p-value determined for the one subject who has been tested for POMC deficiency.

Response:

In response to this comment, the Company has revised its disclosure. Please see page 94 of the Amendment. The Company supplementally advises the Staff that p-values are not available for very small sample sizes, such as studies of one or two patients and has noted this in its revised disclosure on page 94 of the Amendment.

21.       In your discussion of the Phase 2 clinical trial for PWS on page 87, please indicate what the secondary endpoints of this trial are, if any.

Response:

In response to this comment, the Company has revised its disclosure. Please see page 92 of the Amendment.

22.       Please indicate approximately when the Phase 1 clinical trials for setmelanotide as a treatment in connection with POMC heterozygous and LepR deficiency were performed and describe their results.

Response:

The Company acknowledges the Staff’s comment. As the Company indicates in its response to comment no. 19, its POMC heterozygous and LepR deficiency trials have not yet initiated. When these trials do initiate, they will qualify as Phase 2 trials because they will be efficacy trials in a patient population. Phase 1 trials involve generally healthy subjects to determine, at an early stage, a drug’s initial safety profile.

Safety and Tolerability, page 92

23.       Please revise this section to clarify the differences between your current MC4 agonist (setmelanotide) and the first generation agonist that produced safety issues. Please also

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clarify the total number of patients involved in your Phase 1b and ongoing Phase 2 trials compared to the number involved in the first generation testing.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 98 of the Amendment to address the first portion of the Staff’s comment. However, the Company advises the Staff that a comparison of the total number of patients involved in the Company’s Phase 1b and ongoing Phase 2 trials with the number of patients involved in the first generation testing is not possible because the existence of some trials may not be known to us and, of those trials that are known to us, the results of these trials are not fully published.  Accordingly, the Company has not made changes to its disclosure in the Amendment to respond to this portion of the Staff’s comment.

Other Comments

24.       Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s comment and will provide all such written communications.

Please contact me at (617) 951-8901 or Keith Gottesdiener, Chief Executive Officer at the Company, at (857) 264-4280 with any questions or further comments regarding this letter or the Amendment.

Sincerely,

/s/ Julio E. Vega

Julio E. Vega

cc:                                Christian Windsor, U.S. Securities and Exchange Commission

James Peklenk, U.S. Securities and Exchange Commission

U.S. Securities and Exchange Commission

December 9, 2015

Joel Parker, U.S. Securities and Exchange Commission

Scot Foley, U.S. Securities and Exchange Commission

Keith Gottesdiener, Rhythm Pharmaceuticals, Inc.

Bart Henderson, Rhythm Pharmaceuticals, Inc.

Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

Daniel R. Palmadesso, Morgan, Lewis & Bockius LLP

Cindy C. Kung, Morgan, Lewis & Bockius LLP

Zachary E. Zemlin, Morgan, Lewis & Bockius LLP